UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Acrivon Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

004890109

(CUSIP Number)

November 15, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 004890109

1	Names of Reporting Persons Sands Capital Life Sciences Pulse Fund II, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,652,606
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,652,606

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,652,606
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 7.9% (1)
12	Type of Reporting Person (See Instructions) PN

(1)

The calculation of beneficial ownership of the Reporting Persons (as defined below) is based on 20,859,823 shares of common stock issued and outstanding as of November 16, 2022, as reported by the Issuer in its prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on November 16, 2022, giving effect to the shares issued in the Issuer’s initial public offering and concurrent private placement.

SCHEDULE 13G

CUSIP No. 004890109

1	Names of Reporting Persons Frank M. Sands
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,652,606
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,652,606

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,652,606
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 7.9% (1)(2)
12	Type of Reporting Person (See Instructions) IN

(1)

The calculation of beneficial ownership of the Reporting Persons (as defined below) is based on 20,859,823 shares of common stock issued and outstanding as of November 16, 2022, as reported by the Issuer in its prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on November 16, 2022, giving effect to the shares issued in the Issuer’s initial public offering and concurrent private placement.

(2)

Frank M. Sands holds ultimate voting and investment power over securities held by Sands Capital Life Sciences Pulse Fund II, L.P., and thus may be deemed to beneficially own a total of 1,652,606 shares of Common Stock.

Item 1.

(a) Name of Issuer: This Schedule 13G (this “Schedule 13G”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Acrivon Therapeutics, Inc. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices: The Issuer’s principal executive office is located at 480 Arsenal Way, Suite 100, Watertown, MA 02472.

Item 2.

(a)

Name of Person Filing: This Schedule 13G is being filed jointly by Sands Capital Life Sciences Pulse Fund II, L.P. (“Sands Pulse Fund II”) and Frank M. Sands (together with Sands Pulse Fund II, the “Reporting Persons”).

Sands Capital Life Sciences Pulse Fund II-GP, L.P. (“Sands Pulse GP L.P.”) is the sole general partner of Sands Pulse Fund II, and the sole general partner of Pulse Fund II GP L.P. is Sands Capital Life Sciences Pulse Fund II-GP, LLC (“Sands Pulse II GP LLC”). Frank M. Sands holds ultimate voting and investment power over securities held by Sands Pulse Fund II, Sands Pulse GP L.P., and Sands Pulse II GP LLC.

(b)

Address of Principal Business Office or, if None, Residence: The principal business address of each of the Reporting Persons, Sands Pulse GP L.P. and Sands Pulse Fund II GP LLC is 1000 Wilson Blvd., Suite 3000, Arlington, VA 22209.

(c)	Citizenship: Sands Pulse Fund II is organized under the laws of the Cayman Islands. Frank M. Sands is a citizen of the United States.

(d)	Title and Class of Securities: The class of securities of the Issuer to which this Schedule 13G relates is Common Stock, par value $0.001 per share.

(e)	CUSIP No.: 004890109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership

See rows 5 through 11 of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 25, 2022

Sands Capital Life Sciences Pulse Fund II, L.P.

By: Sands Capital Life Sciences Pulse Fund II-GP, L.P., its general partner

By: Sands Capital Life Sciences Pulse Fund II-GP, LLC, its general partner

By:	/s/ Jonathan Goodman
Name: Jonathan Goodman
Title: General Counsel

By:	/s/ Frank M. Sands
Name: Frank M. Sands